UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2024

Commission File Number: 001-39328

Genetron Holdings Limited

(Exact Name of Registrant as Specified in Its Charter)

1-2/F, Building 11, Zone 1

No.8 Life Science Parkway

Changping District, Beijing, 102206

People’s Republic of China

+86 10 5090-7500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release titled “Genetron Health to Hold Extraordinary General Meeting of Shareholders”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Genetron Holdings Limited

By:	/s/ Sizhen Wang
Name:	Sizhen Wang
Title:	Chief Executive Officer

Date: January 17, 2024